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SEC Mail Processing Section DEC 2 2 2009 Washington, DC 121

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~65175~~

8 - 66139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NUMIS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 MADISON AVENUE , SUITE 4100
(No. and Street)

NEW YORK	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN ROBERTS (212) 277-7311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN ROBERTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NUMIS SECURITIES, INC., as of SEPTEMBER 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6063570
Qualified in Queens County
Commission Expires March 3, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NUMIS SECURITIES, INC.
INDEX
SEPTEMBER 30, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder and Board of Directors of
Numis Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Numis Securities Inc. (the "Company") at September 30, 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

December 10, 2009

NUMIS SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2009

Assets		
Cash and cash equivalents	$	5,491,424
Receivables from customers and deposits with broker		1,028,547
Net receivable for unsettled regular-way trades		102,493
Fixed assets, net of accumulated depreciation		749,314
Security deposit and other		843,649
Total assets	$	8,215,427
Liabilities and stockholder's equity		
Liabilities		
Payable to parent	$	1,664,455
Accounts payable and accrued expenses		1,135,031
Total liabilities		2,799,486
Stockholder's equity		
Common Stock $1.00 par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		8,563,409
Accumulated deficit		(3,147,568)
Total stockholder's equity		5,415,941
Total liabilities and stockholder's equity	$	8,215,427

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC
STATEMENT OF OPERATIONS
FISCAL YEAR ENDED SEPTEMBER 30, 2009

Revenues	
Commissions	$ 7,393,790
Research Income	887,565
Foreign currency exchange loss, net	(843,574)
Other	25,547
Total revenues	7,463,328
Expenses	
Employee compensation	4,420,528
Intercompany service fee	2,861,364
Professional fees	380,044
Clearance fees	487,133
Travel and entertainment	345,973
Occupancy	577,190
Information services	257,911
Depreciation	188,783
Communication services	284,610
Other	73,173
Total expenses	9,876,709
Net loss before income tax benefit	(2,413,381)
Income tax benefit	(126,935)
Net loss	$ (2,286,446)

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FISCAL YEAR ENDED SEPTEMBER 30, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	100	$ 6,063,409	$ (861,122)	$ 5,202,387
Capital contributions	-	2,500,000	-	2,500,000
Net loss	-	-	(2,286,446)	(2,286,446)
Balance, end of year	100	$ 8,563,409	$ (3,147,568)	$ 5,415,941

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC
STATEMENT OF CASH FLOWS
FISCAL YEAR ENDED SEPTEMBER 30, 2009

Cash flows from operating activities		
Net loss	$	(2,286,446)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		188,783
Foreign currency exchange loss		843,574
Decrease/(increase) in operating assets		
Receivables from customers and deposits with broker		3,530,479
Net receivable for unsettled regular-way trades		(102,493)
Security deposit and other expense		(253,115)
Increase/(decrease) in operating liabilities		
Payable to parent		707,012
Income taxes payable		(275,409)
Accounts payable and accrued expenses		(454,473)
Net cash provided in operating activities		1,897,912
Cash flows from investing activities		
Purchases of fixed assets		(105,775)
Cash used by investing activities		(105,775)
Cash flows from financing activities		
Capital contributions		2,500,000
Cash provided by financing activities		2,500,000
Net increase in cash		4,292,137
Cash and cash equivalents		
Beginning of year	$	1,199,287
End of year	$	5,491,424
Supplemental disclosures of cash flow information		
Cash paid for interest	$	872
Cash paid for income taxes	$	352,026

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FISCAL YEAR ENDED SEPTEMBER 30, 2009

Note 1 - Description of Business:

Numis Securities, Inc. (the "Company"), a Delaware corporation incorporated on October 17, 2003, is a wholly owned subsidiary of Numis Securities Limited ("the Parent"). The Company commenced its operations on October 23, 2003, and received its license from the Securities and Exchange Commission (the "SEC") on February 18, 2004. The Parent is in the investment banking and institutional stock-brokerage business, and is a wholly owned trading subsidiary of Numis Corporation Plc ("Plc"). Plc is a listed United Kingdom stock company traded on the Alternative Investments Market of the London Stock Exchange ("LSE").

The Company is a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was established to provide securities brokerage services to United States customers trading in United Kingdom securities. During the year the Company received approval from FINRA to self-clear United Kingdom and Irish listed securities. Other securities are cleared through a separate clearing broker Pershing LLC ("Pershing"). Accordingly the Company's net capital requirement has been raised to $250,000.

Note 2 - Significant Accounting Policies:

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments to be cash equivalents. Cash and cash equivalents consist of unrestricted cash balances held with two major financial institutions and cash equivalents of $63,122 held with another major financial institution. As of September 30, 2009, the cash held at bank exceeded the Federal Deposit Insurance Company (FDIC) insurance limits.

Fixed Assets

Fixed assets consist of office equipment, furniture, technology equipment, and leasehold improvements stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives are three years for office equipment and technology equipment, and seven years for furniture. Amortization of leasehold improvements is computed on a straight- line basis over the shorter of the useful life and the lease term.

Receivables from customers and deposits with Broker

Receivables from customers and deposits with broker represent payments receivable from customers for research services provided by the Company and cash balances on deposit with, and commissions and interest receivable from, the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to pay the balance reflected on the statement of financial condition, however, the Company does not anticipate non- performance by this counterparty. The carrying value approximates the fair value as the balance is short- term and bears interest at prevailing short- term interest rates.

Note 2 - Significant Accounting Policies (Cont'd):

Commissions

Commission revenues and related expenses are recorded on a trade-date basis as securities transactions occur.

Research Income

In addition to brokerage commissions, the Company earns compensation in the form of direct payment for research and other brokerage services. Revenue is recognized when earned and the amount is determinable based upon information provided by the customer.

Foreign Currency Transactions

The Company's reporting and functional currency is the U.S. dollar. Certain of the Company's revenues earned and expenses incurred are denominated and settled in foreign currencies.

The Company's assets and liabilities denominated in a foreign currency are translated using exchange rates at the end of the year. Revenues and expenses are translated at average month rates for the year. The impact of translation gains and losses on assets and liabilities is included as a component in the statement of income.

Income Taxes

The Company accounts for income taxes in accordance with current accounting standards. Deferred tax assets and liabilities are provided using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to amounts that more likely than not will not be realized.

In June 2006, the Financial Accounting Standards Board (FASB) issued an interpretation which affected the accounting for certain uncertainties in the accounting for income taxes. The interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company adopted the provisions of this interpretation on October 1, 2008.

Use of Estimates and Indemnifications

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the period. These estimates and assumptions are based on judgment and available information, and, consequently, results could be materially different from these estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

Note 2 - Significant Accounting Policies (Cont'd):

Share-Based Compensation

Certain employees of the Company are permitted to participate in Plc's Restricted Stock Plans for Employees of Numis Securities Inc. ("the plans"). The plans are accounted for in accordance with current accounting for share-based payments which require companies to recognize an expense for stock-based compensation in the statement of operations. The Company has recorded compensation expense on a straight-line basis over the vesting period of the awards. The resulting liability is included in Payable to Parent on the statement of financial condition.

New Accounting Pronouncements

The Company adopted newly issued standards concerning accounting for uncertainty in income taxes which was effective for non-public companies for fiscal years beginning after December 15, 2007. This standard clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of this standard did not have a material affect on the Company's financial statements.

The Company adopted newly issued standards on accounting for income tax benefits of dividends on share-based payment awards, which was effective for fiscal years beginning after December 15, 2007. This standard states that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity shares units, and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefits available to absorb tax deficiencies on share-based payment awards. The adoption of this standard did not have a material affect on the Company's financial statements.

In June 2009, FASB revised newly adopted standards concerning subsequent events to require entities to disclose the date through which they have evaluated subsequent events and whether the date corresponds with the release of their financial statements. In addition, a new concept of financial statements being "available to be issued" was introduced. These amendments became effective for interim and annual periods ending after June 15, 2009 and did not have any impact on the Company's financial position, results of operations or cash flows.

In July 2009, FASB issued Accounting Standards Codification (ASC) 105, "Generally Accepted Accounting Principles," establishing the accounting standards codification and the hierarchy of generally accepted accounting principles (GAAP) as the sole source of authoritative non-governmental U.S. GAAP. The Codification was not intended to change U.S. GAAP; however, references to various accounting pronouncements and literature will now differ from what was previously being used in practice. Authoritative literature is now referenced by topic rather than by type of standard. As of July 1, 2009, the FASB no longer issues Statements, Interpretations, Staff Positions or EITF Abstracts. The FASB now communicates new accounting standards by issuing an Accounting Standards Update (ASU). All guidance in the codification has an equal level of authority. ASC 105 is effective for financial statements that cover interim and annual periods ending after September 15, 2009, and supersedes all accounting standards in U.S. GAAP, aside from those issued by the SEC. There was no impact on the Company's financial position, results of operations or cash flows as a result of the Codification.

Note 3 - Fixed Assets:

As of September 30, 2009, fixed assets consist of the following:

Furniture, fixtures and leasehold improvements	$ 750,713
Technology equipment	338,494
	1,089,208
Accumulated depreciation	(339,894)
Fixed assets, net	$ 749,314

Note 4 - Commitments and Contingencies:

The Company is obligated under a noncancelable lease for office space which expires on July 31, 2018. The lease is subject to escalation based on certain costs incurred by the landlord. Occupancy expense for the year ended September 30, 2009 was $577,190 and is included in the statement of operations.

Minimum future annual rental commitments under the operating lease are as follows:

Year Ending	
September 30, 2010	$ 534,036
September 30, 2011	553,715
September 30, 2012	575,198
September 30, 2013	585,827
Thereafter	3,059,031
	$ 5,307,807

Note 5 - Related Party Transactions:

In the course of its business, the Company acts as agent for the Parent's clients. In return for these services the Company receives commission revenues from the Parent in accordance with terms of the allocation methodology established in the July 2004 agreement, as amended in November 2007. The allocation is primarily linked to the level of work performed by the Company. For the fiscal year ended September 30, 2009, $2,286,544 of commissions were earned under this agreement, which is included in commissions in the statement of operations.

The Parent receives a service fee for each transaction that is booked by Numis based on the Parent's detailed cost analysis on services performed. For the year ended September 30, 2009, the intercompany service fee expense under such agreement was $2,861,364, which is included in the statement of operations.

As of September 30, 2009 the Company has a payable balance to the Parent of $1,664,455 in relation to these related party transactions.

Note 6 - Clearing Fee Agreement:

The Company has an agreement with its clearing broker, Pershing. As part of the agreement, the Company maintains a deposit account with the clearing broker and is subject to certain termination fees in the event the agreement is terminated by either party without cause upon ninety days prior notice. The termination fee is defined in the agreement as a reasonable and determinable amount agreed upon by both parties. The Company does not intend to terminate the agreement during this period and as such has not recognized any liability or expense related thereto.

Note 7 - Income Taxes:

The Company files a Federal, New York State and New York City tax return.

The provision for income taxes is as follows:

Federal current	$ 3,766
State and local current	46,988
Tax benefit of carry back of federal net operating loss	(177,689)
Total Income tax benefit	$ (126,935)

The deferred tax assets are comprised of the following:

Deferred	
Federal	$ 746,693
State and local	611,385
	1,358,078
Less: Valuation allowance	(1,358,078)
	$ -

The effective tax rate differs from the statutory federal tax rate primarily due to the valuation allowance on the deferred tax. The company also has available to it net operating loss carryforwards, amounting to approximately $1,337,000 for federal purposes and approximately $1,850,000 for state and local purposes.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. At September 30, 2009, the Company has recorded a deferred tax asset of $1,358,078. A valuation allowance is recognized against deferred tax assets if it is more likely than not such asset will not be realized in future years. Accordingly, a valuation allowance of $1,358,078 has been recorded against the deferred tax asset. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to the difficulty in assessing the level of future taxable gains against which the deferred tax assets could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded. The Company had no tax liability for uncertain tax positions as of September 30, 2009. In addition, current market conditions could adversely affect income.

Despite the net operating loss, the Company is subject to state and city taxes based on capital. At September 30, 2009, the Company has recognized $9,000 of state and $6,000 of city capital taxes.

Note 8 - Restricted Stock Plan:

a) Details of restricted stock plans

During the year ended September 30, 2007 the Company had approved a plan (USRSP #1) under which selected employees were awarded a share purchase option to buy Numis Corporation stock on the LSE.

During the year ended September 30, 2008 the Company approved and made further awards pursuant to two additional plans USRSP #2 and USRSU #1.

The terms of the USRSP #2 plan are similar to the USRSP #1 plan: if the purchase option is exercised within the allotted exercise period, the shares are purchased at the price set on the grant date and the employee is allocated a like number of matching shares at no further cost to the employee. Both matching shares and the purchased shares are then subject to vesting periods. For USRSP #1, this vesting period is five years; for USRSP #2, there is a graded vesting schedule with 33.33% of the shares awarded vesting on each of the third, fourth and fifth anniversaries of the relevant share purchase date. For both plans unvested matching shares are forfeited in the event of voluntary termination or termination for cause. If a participant's termination occurs as a result of involuntary termination of employment, then an earned portion of the shares previously awarded to that participant shall become vested; and the unearned portion shall be forfeited. Under the terms of both plans, employees may finance the purchase of shares with a loan from Numis Corporation with repayments, including interest, made over the vesting period. In the event of non-payment of the loan, matching shares and the purchased shares that relate to any unpaid loan balance are forfeited. Dividends that would otherwise be earned on the matching shares under both plans are credited to the recipients' balance of matching shares in the form of dividend equivalent units (DEUs) as dividends fall due.

The USRSU #1 plan differs from the USRSP #1 and USRSP #2 plans; in that shares are awarded to employees in the form of restricted stock units, that will vest over a three year graded vesting schedule provided that the employee remains employed with the Company. There is no requirement to purchase shares and consequently no matching shares. The awards under the USRSU #1 plan do not qualify for DEUs.

b) Awards during the current fiscal year

USRSP #1

There were 188,200 matching shares outstanding at the beginning of the current fiscal year that had been awarded under USRSP #1, with a weighted average price of $5.09. No further awards were made under this plan, however an additional 10,839 matched units were allotted to participants in lieu of dividends on their matching shares (DEUs), with a weighted average price of $2.03. In July 2009, in accordance with the plan rules governing involuntary termination an earned portion of 10,315 matching shares previously awarded, with a weighted average exercise price of $4.59 became vested. The remaining unearned portion of 7,259 matching shares with a weighted average exercise price of $4.30, were forfeited. As of September 30, 2009 there were 181,465 matching shares outstanding with a weighted average exercise price of $4.97.

Compensation expense related to the USRSP #1 plan amounted to $165,099 for the year ended September 30, 2009, which is included in the statement of income. As of September 30, 2009 there was $317,303 of total unrecognized compensation cost related to non-vested matching shares granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.02 years.

Note 8 - Restricted Stock Plan (Cont'd):

USRSP #2

There were 1,052,291 matching shares outstanding at the beginning of the current fiscal year that had been awarded under USRSP #2, with a weighted average price of $3.45. No further awards were made under this plan, however an additional 60,627 matched units were allotted to participants in lieu of dividends on their matching shares (DEUs), with a weighted average price of $2.03. No shares that had been awarded under the USRSP #2 vested during the fiscal year. As of September 30, 2009 there were 1,112,918 matching shares outstanding with a weighted average exercise price of $3.37.

Compensation expense related to the USRSP #2 plan amounted to $747,876 for the year ended September 30, 2009, which is included in the statement of income. As of September 30, 2009 there was $2,065,395 of total unrecognized compensation cost related to non-vested matching shares granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.75 years.

USRSU #1

There were 166,328 restricted share units outstanding at the beginning of the current fiscal year that had been awarded under USRSU #1, with a weighted average price of $3.09. In July 2009, 204,530 restricted share units were offered and issued with a weighted average exercise price of $1.55. Furthermore in July 2009, the first tranche of the restricted share units that had been issued in July 2008 became vested along with the earned portion of restricted share units calculated in accordance with the plan rules governing involuntary termination. Consequently 55,582 restricted share units, with a weighted average exercise price of $2.56 became vested. A further 16,816 unearned restricted share units that had been awarded under the USRSU #1, with a weighted average exercise price of $2.51 were forfeited. As of September 30, 2009 there were 298,460 restricted share units outstanding with a weighted average exercise price of $2.16.

Compensation expense related to the USRSU #1 plan amounted to $295,799 for the year ended September 30, 2009, which is included in the statement of income. As of September 30, 2009 there was $346,740 of total unrecognized compensation cost related to non-vested restricted share units granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.43 years.

Note 9 - 401(K) Profit Sharing Plan:

The Company maintains a 401(k) profit sharing plan ("Plan") for the benefit of all eligible employees who meet certain plan requirements. Under the Plan, the Company is required to make a 3% "safe harbor" to all eligible employees who have completed three months of service. Vesting in the 3% Company contribution is immediate. The Company may also elect to make a discretionary profit sharing contribution to the plan regardless of the amount of service completed by the employee during the year. Vesting in such profit sharing contributions is 20% after two years plus an additional 20% per year thereafter. The expense associated with this Plan for the year ended September 30, 2009 was $55,336.

Note 10 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $250,000 or 6-2/3/% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. September 30, 2009, the Company had net capital of $4,197,187, which exceeded the amount required by $3,947,187. The ratio of aggregate indebtedness to net capital was .52 to 1. The Company is exempt from the provision of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of this rule.

Note 11 - Subsequent Events:

Subsequent events have been evaluated through December 10, 2009, which is also the date that the financial statements were available to be issued.

NUMIS SECURITIES, INC
COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2009

Schedule I

Computation of net capital

Total stockholder's equity		$	5,415,941
Discretionary bonus accrual			605,660
Nonallowable assets			
Research fees receivable	(50,970)		
Fixed assets, net of accumulated depreciation	(749,314)		
Security deposit and other	(843,649)		
Total nonallowable assets			(1,643,933)
Net capital before haircuts on foreign currency			4,377,668
Haircuts on foreign currency			(180,481)
Net capital		$	4,197,187
Aggregated indebtedness			
Items included in the statement of financial condition			
Accounts payable and accrued expenses		$	2,193,826
Total aggregate indebtedness			2,193,826
Computation of basic net capital requirement			
Minimum net capital required (the greater $ 250,000 or 6-2/3% of aggregate indebtedness)			250,000
Excess net capital		$	3,947,187
Ratio: Aggregate indebtedness to net capital			.52 to 1

Reconciliation of Net Capital with Company's computation on the initial Part II of Form X-17A-5 as of September 30, 2009

		Stockholder's Equity		Net Capital
As reported (unaudited)	$	6,021,601	$	4,376,745
Adjustments to the initial filing:				
Discretionary bonus accrual		(605,660)		
Increase in haircut on foreign currency				(179,558)
Total changes from initial filing		(605,660)		(179,558)
As restated	$	5,415,941	$	4,197,187

NUMIS SECURITIES, INC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
FOR BROKER-DEALERS
SEPTEMBER 30, 2009

Schedule II

The company is exempted from Rule 15C-3-3 of the SEC under paragraph k(2)(i) of that Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Stockholder and
Board of Directors of Numis Securities, Inc.:

In planning and performing our audit of the financial statements of Numis Securities Inc. (the "Company") as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

December 10, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
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New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Stockholder and Board of Directors of Numis Securities, Inc:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Numis Securities Inc. for the period from April 1, 2009 through September 30, 2009, which were agreed to by Numis Securities Inc. , the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Numis Securities Inc's compliance with the applicable instructions of Form SIPC-7T during the year ended September 30, 2009. Management is responsible for Numis Securities Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: The initial payment of $150 made in January 2009, was agreed to the invoice from SIPC, the G/L and the payment support (check number 1659). The subsequent payment, which represents the amount due from April 1, 2009- September 30, 2009, was agreed to the SIPC invoice, November G/L and to the payment support (check number 1815). All supporting documents were obtained from Steve Roberts, CFO. No exceptions noted.

2. Compared the Total Revenue amount reported on line 4030 of the audited Form X-17A-5 for the year ended September 30, 2009 less the revenues reported on Numis Securities Inc's Focus Reports for the period from October 1, 2008 to March 31, 2009 as applicable, with the Total revenue amount of $4,834,727 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through September 2009. The sum of the revenue stated on each quarter's focus report, item 4030, was agreed to the total revenue per the TB. The revenue attributed to the period of October 1, 2008- March 31, 2009, which was agreed to the December 2008 and March 2009 focus reports was subtracted from the total revenue to calculate the revenue applicable to the period of April 1, 2009-September 30, 2009. The revenue from April 1, 2009-September 30, 2009 was then agreed to the revenue per SIPC form 7T page 2, line 2a. No exceptions were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

a. Compared deductions on line 3, clearing fees, of $151,121 to clearing fees from April 1, 2009-September 30, 2009 on the Pershing YTD statements for accounts 890313 and 890685. An immaterial difference of $3,016 was noted.

b. Compared deductions on line 9, interest and dividend expense, of $4,194 to DK interest from April 1, 2009-September 30, 2009 per the Pershing YTD statements for accounts 890313 and 890685. No exceptions noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $4,679,413 and $11,699, respectively of the Form SIPC-7T. Line 2d was tested by footing the revenue listed in line 2a, which was tested in procedure number 2 above, and the two deductions which were tested in step 3 above. No exceptions noted. The General Assessment listed on line 2e was then recalculated. No exceptions noted.

   Note that the mathematical accuracy of lines 2a-2c were tested as part of steps 2 and 3 listed above. While an immaterial difference of $3,016 was noted between line 2c(3) and the clearing fees per the Pershing statements, this caused variance between the General Assessment on form SIPC 7T and the recalculation of $7.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Numis Securities Inc, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

December 10, 2009

NUMIS SECURITIES, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17A-5 OF THE SECURITIES AND
EXCHANGE COMMISSION
SEPTEMBER 30, 2009